

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via Fax

Mr. Alan Maximiuk
Vice President, Chief Financial Officer and Secretary
Agree Realty Corporation
31850 Northwestern Highway
Farmington Hills, Michigan 48334

>**Re:** **Agree Realty Corporation**
>**Form 10-K**
>**Filed March 15, 2011**
>**File No. 001-12928**

Dear Mr. Maximiuk:

We have reviewed your response letter dated June 16, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Development and Acquisition Summary, page 18

1. We note your response to comment 2 in our letter dated June 2, 2011. Please revise future periodic filings to disclose how you calculate NOI for the purposes of arriving at your weighted average capitalization rate for your acquisitions and dispositions, in particular, the basis for which you make any assumptions on future occupancy, rents or property expenses.

Financial Statements

Consolidated Balance Sheets, page F-3

2. We have considered your response to our prior comment 6. We are unclear how
    you determined that none of the disclosure requirements discussed in ASC Topic
    805-10-50-2 (a) through (g) are relevant to the acquisition of single tenant
    properties. Additionally, please tell us the total acquisition cost of properties
    acquired during 2010 and provide us with a analysis that reconciles the assets and
    liabilities recorded as part of the acquisitions to the purchase price.

    You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the
undersigned at (202)551-3629 if you have questions regarding comments on the financial
statements and related matters. Please contact Adam Turk, Staff Attorney at (202)551-
3657 or Sonia Barros, Special Counsel at (202)551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief